

January 20, 2021

Daniel J. Starck
Chief Executive Officer
Apria, Inc.
7353 Company Drive
Indianapolis, Indiana 46237

      Re: Apria, Inc.
          Registration Statement on Form S-1
          Filed January 15, 2021
          File No. 333-252146

Dear Mr. Starck:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed January 15, 2021

Summary, page 1

1.   We note that you will no longer enter into a tax receivable agreement with the pre-IPO owners, as previously disclosed throughout the prospectus. Please clarify what compensation will be paid to the pre-IPO owners in lieu of the compensation to be paid under the tax receivable agreement, as we note your previous disclosure that such amount was to be material.

Use of Proceeds, page 58

2.   We note the added risk factor on page 50 in response to comment 1. Please also revise the use of proceeds to discuss the principal reasons why the company is offering shares at this time where it has no specific plans for the proceeds.

Certain Relationships and Related Person Transactions, page 159

3.   We note the revised disclosure that the company engaged Blackstone Securities Partners L.P. to provide "certain financial consulting services in connection with this offering," that the fee is payable upon successful completion of the offering, and that the underwriters will reimburse you for the fee. Similar disclosure is provided in the underwriting section. Revise to provide the disclosure required by Item 404(a) of Regulation S-K, including identifying the particular related persons, their interest in the transaction, the approximate dollar amount and any other material information. Please file the agreement as an exhibit or tell us why you do not believe it is required. See Item 601(b)(10) of Regulation S-K.

Item 15. Recent Sales of Unregistered Securities, page II-2

4.   Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeanne Bennett at (202) 551-3606 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Laura Crotty at (202) 551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Edgar Lewandowski, Esq.